[Sutherland Asbill & Brennan Letterhead]
JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com
April 4, 2006
Via Messenger and edgar submission
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP Registration No. 333-124950
Dear Ms. Garnett:
     On behalf of United States Oil Fund, LP (the “Registrant”), we are responding to the Staff’s comments on Pre-Effective Amendment No. 5 to the above-captioned Registration Statement on Form S-1 provided to the Registrant by your letter dated March 22, 2006. Attached is Pre-Effective Amendment No. 6 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment has been marked to show changes from Pre-Effective Amendment No. 5 to the above-captioned Registration Statement. In the Amendment, the Registrant has made changes in response to the Staff’s comments on Pre-Effective Amendment No. 5 provided to the Registrant by your letters dated March 22, 2006, has updated certain information, and has made certain other stylistic and formatting changes.
Financial Statements
United States Oil Fund , LP
Note C — Offering and Organization Costs, page F-5
We note your disclosure in Note C (page F-5) to the financial statements of the Fund that “These expenses have been recorded as a capital contribution into the Fund by the General Partner and as expense borne on behalf of the General Partner by an affiliate of the General Partner.” Also, Note C (page F-15) to the financial statements of the General Partner indicates that these costs

Ms. Karen J. Garnett
April 4, 2006

for each entity were treated as a capital contribution by the General Partner, charged during the period, and allocated to the General Partner. Please explain to us whether these transactions had an accounting consequence on the Fund or the General Partner and why. Revise the disclosures to clearly explain how you reported them in the financial statements of the Fund and General Partner.
Response: We have revised each Note C of the financial statements of the Fund and the General Partner to delete references to the recordation of a capital contribution by the General Partner to the Fund and the allocation and charging of organization and offering expenses. We will also clarify that the Fund and the General Partner are under no obligation to reimburse USOF’s affiliates for expenses borne on their behalf.
          *          *           *
     The Registrant expects that once the Staff’s comments have been appropriately addressed, it will submit an acceleration request in anticipation of a launch of USOF’s units. If you have any questions or further comments regarding this Registration Statement please call the undersigned at (202) 383-0180 or Thomas Conner at (202) 383-0590.

Sincerely,
/s/James M. Cain
James M. Cain

Enclosure

cc:	Owen Pinkerton, Attorney Advisor Yolanda Crittenden, Staff Accountant Jorge Bonilla, Senior Accountant Nicholas D. Gerber W. Thomas Conner